Exhibit (a) (24)

Perrigo Reaffirms Views on Mylan’s Inadequate Offer; Maintains Strong Recommendation Shareholders Not Tender

DUBLIN, November 10, 2015 -- Perrigo Company plc ("Perrigo," "the Company") (NYSE: PRGO; TASE) issued the following response to Mylan’s press release.

Mylan is resorting to desperate tactics on the eve of its tender offer deadline, having failed to persuade our long-term shareholders of the merits of its inadequate offer.

First, as much as Mylan would like to highlight made-up numbers, the actual premium it has offered is one of the lowest on record. It is simply not an acceptable change of control premium, and the grossly inadequate offer does not even remotely reflect the value of the terrific growth company Perrigo shareholders own; Perrigo has outperformed Mylan significantly and has returned a Total Shareholder Return of 971% since 2007.i Over the past three years, Perrigo shares have traded at an average P/E multiple of 20.2x while Mylan has underperformed its peers at an average P/E multiple of 10.6x,ii highlighting the fundamental difference in performance and growth prospects between our companies. Applying Perrigo’s proven multiple to its 2016 expected earnings of $9.45iii (including share repurchase) shows the tremendous value, in excess of Mylan’s offer, that lies ahead for Perrigo shares.

Perrigo shareholders deserve much better than the inadequate offer Mylan is presenting.

Second, Mylan has again resorted to inappropriate tactics to push its inadequate offer. Its last minute threat, prematurely and self-servingly interpreting S&P index inclusion criteria, is a desperate ploy to scare shareholders into tendering into a bad deal. As with recent events in Israel, misleading statements on index inclusion will not transform a bad deal into a good deal.

Importantly, shareholders should never tender out of fear of being left behind without options. In the unlikely event that Mylan obtains more than 50% of shares tendered, every shareholder can, if it chooses, tender during the mandatory 14-day subsequent offering period and receive the same exact price and terms, and be paid on the same exact payment timeline as those tendering prior to November 13.

As we have seen a number of times during the past seven months, Mylan has chosen to hide the ball from shareholders and resorted to half-truths, empty promises and scare tactics to try to win the day.  Do not let Mylan’s efforts succeed. We urge you to focus on the incredible value creation that lies ahead for Perrigo and its shareholders with Perrigo remaining as a standalone company. It remains the Board’s unanimous recommendation that you DO NOT TENDER into Mylan’s inadequate offer.

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel's website.

Rule 27 of the Takeover Rules

There has been no material change to the information contained in Annex C of the Schedule 14D-9.  With respect to the specific information requirements of Rule 27.1, there have been no changes to the information previously provided in Annex C of the Schedule 14D-9 as supplemented by the information provided in the letter to shareholders dated October 22nd, 2015 containing the profit forecasts of Perrigo for calendar year 2015 and calendar year 2016 (the "Profit Forecasts").

Rule 28.5 of the Takeover Rules

The directors of Perrigo confirm that the Profit Forecasts remain valid and each of EY and Morgan Stanley have indicated that they have no objection to their reports dated October 22nd, 2015 continuing to apply to the Profit Forecasts.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Perrigo and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates' respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Perrigo for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Forward-Looking Statements
Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. Risks and uncertainties include future actions that may be taken by Mylan in furtherance of its unsolicited offer; the timing, amount and cost of share repurchases; and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers patients and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other markets, including Israel and China.

A copy of this announcement will be available on Perrigo's website at www.perrigo.com.
For further information:

Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com

Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com

i Reflects the period beginning June 30, 2006 to April 7, 2015 (pre-Mylan offer announcement)

ii Perrigo average as of unaffected date of 4/7/15; Mylan average as of 3/10/15, prior to rumors of Teva’s interest in Mylan; Source: Thomson median consensus estimates

iii Illustrative CY2016 EPS including full impact of $500m of share buyback, expected to be completed by the end of 2015 and which is conditional on the lapsing of the Mylan Tender Offer, is expected to add $0.15 to Adj. EPS on an annual basis in CY2016. Illustrative impact of share buyback is not intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Perrigo.